Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 8, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Merida Merger Corp. I

Draft Registration Statement on Form S-1

Submitted August 22, 2019

CIK No. 1785592

Ladies and Gentlemen:

On behalf of Merida Merger Corp. I (the “Company”), we respond as follows to the Staff’s comment letter, dated September 17, 2019, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 Submitted August 22, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of any written communications that the Company, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended, whether or not they retain copies of the communications, as requested.

Securities and Exchange Commission

October 8, 2019

Prospectus Summary, page 1

2.	Please revise to define and explain CBD in more detail. Please also further describe hemp-based CBD products and provide examples of such products, including products that Merida has invested in.

We have revised the disclosure on pages 1, 2 and 46 of the Registration Statement as requested.

The Offering

Offering proceeds to be held in trust, page 9

3.	We note your disclosure that an aggregate of $9.95 per unit to be sold in the public offering will be placed in trust. Please revise to clarify whether this is in compliance with Nasdaq rules.

We have revised the disclosure on page 10 of the Registration Statement as requested.

Dilution, page 38

4.	It appears that certain descriptions of the amounts included in the calculation of the numerator of the pro forma net tangible book value on page 39 are incorrect. Please revise as appropriate.

We have revised the disclosure on page 40 of the Registration Statement as requested.

Description of Securities

Certain Anti-Takeover Provisions...

Exclusive Forum Selection, page 75

5.	Please revise your disclosure and your amended and restated certificate of incorporation to clarify whether the exclusive forum provision is intended to apply to claims brought pursuant to the Securities Act.

As discussed with the Staff, the Company’s amended and restated certificate of incorporation, which will be filed as Exhibit 3.2 to the Registration Statement, will indicate that the exclusive forum provision will not apply to any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. We therefore respectfully do not believe any revision to the disclosure in the Registration Statement is necessary.

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Securities and Exchange Commission

October 8, 2019

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Peter Lee